DANIEL M. MILLER Partner (604) 630-5199 FAX (604) 687-8504 miller.dan@dorsey.com

September 26, 2014

Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549 USA Attention: Karl Hiller, Branch Chief

Re:	Penn West Petroleum Ltd.
Annual Report on Form 40-F for the Fiscal Year ended December 31, 2013 Filed March 7, 2014 File No. 001-32895

Dear Sirs and Mesdames:

On behalf of our client, Penn West Petroleum Ltd. (the “Company”), and pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations thereunder, we transmit for your review the Company’s responses, as we have been informed by the Company, to the Staff’s letter of comments, dated September 2, 2014 (the “Comment Letter”), in respect of the above noted filing (the “Form 40-F”).  The Company’s responses below are keyed to the headings and comment numbers contained in the Comment Letter.

Form 40-F for the Fiscal Year ended December 31, 2013

Exhibit 99.4

Supplementary Oil and Gas Information

1.
We note that your disclosure specifies that information provided in this section is in accordance with the U.S. standard, “Extractive Activities-Oil and Gas.”  However, we also note that in Appendix 3 to your Annual Information Form, you present estimates of oil and gas based on the guidance in NI 51-101, and we see that your accounting policies for oil and gas activities are not consistent with either the successful efforts or full cost methods exclusively.  Please tell us the extent to which the information presented is consistent with the guidance in ASC 932-235-50-2 through 3.  In doing so, please specify whether the proved oil and gas reserve quantities disclosed in this section are calculated in a manner that is consistent with the definitions provided by ASC 932-235-20; and whether the amounts quantified in your table of capitalized costs and costs incurred were calculated in a manner consistent with the definitions provided by ASC 932-235-20.

U.S. Securities and Exchange Commission
September 26, 2014

The Company respectfully advises the Staff that the proved reserve quantities disclosed in the Supplemental Oil and Gas Information filed as Exhibit 99.4 to the Form 40-F were prepared in accordance with ASC 932-235-20, as the reserve information is prepared in accordance with SEC requirements using SEC pricing. The reserve information that is disclosed in the Company’s Annual Information Form is, as required, presented in accordance with the requirements of National Instrument 51-101 (“NI 51-101”). The only significant difference in the Company’s reserves under SEC requirements and that of NI 51-101 relates to the impact of differing pricing assumptions. NI 51-101 requires the use of forecasted pricing while ASC 932/SEC requirements use the average of the first of the month prior for the prior 12-month period. The Company has clarified these differences in its restated Supplementary Oil and Gas Information, filed as Exhibit 99.4 to Amendment No. 1 to the Form 40-F (the “Amendment”), which was filed on September 18, 2014.

With respect to the table of capitalized costs and costs incurred, the table was prepared in accordance with the requirements of ASC 932 using financial information that is derived from the Company’s consolidated financial statements, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company is a Canadian incorporated foreign private issuer that is listed on the TSX and NYSE, and is eligible to file reports with the SEC under the multi-jurisdictional disclosure system (“MJDS”). Canadian issuers that are listed on the TSX are required to prepare their financial statements using IFRS as issued by the IASB, which does not account for oil and gas activities using full cost or successful efforts accounting. As a Canadian MJDS filer with financial statements prepared under IFRS as issued by the IASB, the Company is not required to reconcile its consolidated financial statements to US GAAP. As such, the financial information that is used to prepare the ASC 932 note is extracted from the consolidated financial statements prepared in accordance with IFRS as issued by the IASB. The Company has disclosed in Exhibit 99.4 to the Amendment that its financial reporting is prepared in accordance with IFRS as issued by the IASB.

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein

2.
Given your representation indicating adherence to the U.S. standard, tell us why you disclose changes in future net revenues rather than changes in the standardized measure of discounted future net cash flows pursuant to ASC 932-235-50-34 through 36.  If you are unable to fully conform, you should modify the representation to identify all material aspects of your presentation which do not adhere to the U.S. standard.

The disclosure in Exhibit 99.4 to the Amendment, under the heading “Standardized Measure of Discounted Future Net Cash Flows and Changes Therein”, has been revised to disclose the changes in the standardized measure of discounted future net cash flows pursuant to ASC 932-235-50-34.

U.S. Securities and Exchange Commission
September 26, 2014

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On behalf of the Company, we confirm that the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (604) 630-5199.  You also may email me at miller.dan@dorsey.com or fax me at (604) 687-8504.

Yours truly,

/s/ Daniel M. Miller
Daniel M. Miller

cc:           David Dyck
Keith Luft
Sherry Wendt
Penn West Exploration Ltd.